SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

         Under the Securities Exchange Act of 1934
                             (Amendment No. )*

                         Cairn Energy USA, Inc.
                             (Name of Issuer)

                           Common Stock
                      (Title of Class of Securities)

                              127762102
                            (CUSIP Number)

                     Centennial Energy Partners, L.P.
                   900 Third Avenue, New York, NY  10022
                              (212) 753-5150
                   Attention:  Peter K. Seldin
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                         June 23, 1997
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (continued on following page(s))

Cusip No.: 127762102
1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Centennial Energy Partners, L.P.
                         (13-3793743)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         714,375
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    714,375

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     714,375

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                [   ]

13) Percent of Class Represented by Amount in Row (11):  4.07%

14) Type of Reporting Person:                PN

Cusip No.: 127762102

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tercentennial Energy Partners, L.P.
                         (13-3877256)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:               -0-
    Shares
    Beneficially  (8)  Shared Voting Power:          422,725
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    422,725

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    422,725

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                             [   ]

13) Percent of Class Represented by Amount in Row (11):  2.41%

14) Type of Reporting Person:                PN

Cusip No.: 127762102

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Quadrennial Partners, L.P.
                         (13-3883223)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially  (8)  Shared Voting Power:          164,175
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     164,175

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    164,175

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                               [   ]

13) Percent of Class Represented by Amount in Row (11):  0.93%

14) Type of Reporting Person:                PN

Cusip No.: 127762102

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Joseph H. Reich & Co., Inc.
                         (13-3432270)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       New York

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:            -0-
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:      56,325

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    56,325

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                              [   ]

13) Percent of Class Represented by Amount in Row (11):  0.32%

14) Type of Reporting Person:                CO

Cusip No.: 127762102

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Joseph H. Reich

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         1,301,275
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    1,357,600

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,357,600

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                               [   ]

13) Percent of Class Represented by Amount in Row (11):  7.73%

14) Type of Reporting Person:                IN

Cusip No.: 127762102

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Peter K. Seldin

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         1,301,275
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    1,357,600

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,357,600

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                           [   ]

13) Percent of Class Represented by Amount in Row (11):  7.73%

14) Type of Reporting Person:                IN

Cusip No.: 127762102

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Tracy S. Nagler

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:        1,301,275
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    1,357,600

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    1,357,600


12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                             [   ]

13) Percent of Class Represented by Amount in Row (11):  7.73%

14) Type of Reporting Person:                IN

Cusip No.:  127762102

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: G. Bryan Dutt

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:        1,301,275
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:   1,301,275

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    1,301,275

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                             [   ]

13) Percent of Class Represented by Amount in Row (11):  7.41%
14) Type of Reporting Person:                IN

Item 1.  Security and Issuer.
         This relates to the common stock (the "Common Stock") of Cairn Energy USA, Inc. (the "Company"), whose principal executive offices are located at 8115 Preston Road, Suite 500, Dallas, TX 75225.
Item 2.  Identity and Background.
         (a)This statement is filed by (i) Centennial Energy Partners, L.P. ("Energy"), a Delaware limited partnership, with respect to Common Stock held by it; (ii) Tercentennial Energy Partners, L.P. ("Tercentennial"), a Delaware limited partnership, with respect to Common Stock held by it; (iii) Quadrennial Partners, L.P. ("Quadrennial"), a Delaware limited partnership, with respect to Common Stock held by it; (iv) Joseph H. Reich & Co., Inc. ("JHR & Co."), a New York corporation, with respect to Common Stock held in a discretionary account (the "Managed Account") managed by JHR & Co.; (v) each of Joseph H. Reich, Peter K. Seldin and Tracy S. Nagler with respect to shares of Common Stock held by each of the entities named in (i) through (iv) above; and (vi) G. Bryan Dutt with respect to shares of common stock held by the entities named in (i)through (iii) above. Energy, Tercentennial and Quadrennial are collectively referred to herein as the "Partnerships". Energy, Tercentennial, Quadrennial, JHR & Co., Mr. Reich, Mr. Seldin, Ms. Nagler and Mr. Dutt are collectively referred to herein as the "Reporting Persons". The general partners of Energy, Tercentennial and Quadrennial are Joseph H. Reich,
Peter K. Seldin, Tracy S. Nagler and G. Bryan Dutt.   Mr. Reich is the
President, sole Shareholder and sole Director of JHR & Co. Mr. Seldin is the Vice President of JHR & Co. Ms. Nagler is the Chief Financial Officer of JHR & Co. Any disclosures herein with respect to other than the Reporting Persons are made on information and belief.
         (b) The principal business address of each of the Reporting Persons is 900 Third Avenue, New York, New York 10022.
         (c) The principal business of Energy, Tercentennnial and Quadrennial is that of engaging in the purchase and sale of securities for investment for its own account. The principal business of JHR & Co. is that of providing administrative and management services to the Partnerships. The present principal occupation of Mr. Reich is Managing General Partner of the Partnerships and President of JHR & Co. Mr. Seldin's present principal occupation is General Partner of the Partnerships and Vice President of JHR & Co. Ms. Nagler's present principal occupation is General Partner of the Partnerships and Chief Financial Officer of JHR & Co. Mr. Dutt's present principal occupation is General Partner of the Partnerships.
         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
         (f)  Energy, Tercentennial and Quadrennial are Delaware limited
partnerships.   JHR & Co. is a New York Corporation.  Mr. Reich, Mr. Seldin,
Ms. Nagler and Mr. Dutt are United States citizens.
Item 3.  Source and Amount of Funds or Other Consideration.
         The purchase price (including commissions, if any) of $7,703,042 for the 714,375 shares of the Common Stock purchased by Energy was furnished from contributions made to Energy by the partners of Energy.
         The purchase price (including commissions, if any) of $4,897,560 for the 422,725 shares of the Common Stock purchased by Tercentennial was furnished from contributions made to Tercentennial by the partners of Tercentennial.
         The purchase price (including commissions, if any) of $1,868,613 for the 164,175 shares of the Common Stock purchased by Quadrennial was furnished from contributions made to Quadrennial by the partners of Quadrennial.
         The purchase price (including commissions, if any) of $596,586 for the 56,325 shares of the Common Stock purchased by JHR & Co. was furnished from working capital of the Managed Account.
Item 4.  Purpose of Transaction.
         The purpose of the acquisition of shares of Common Stock by the Reporting Persons is for investment. Each may make further purchases of Common Stock from time to time and may dispose of any or all of such shares held by it at any time. None of the Reporting Persons has any plan or proposal which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.
Item 5.  Interest in Securities of the Issuer.
         (a) As of the date hereof, (i) Energy owns beneficially 714,375 shares of the Common Stock, constituting approximately 4.07% of the shares outstanding (ii) Tercentennial owns beneficially 422,725 shares of Common Stock, constituting approximately 2.41% of the shares outstanding, (iii) Quadrennial owns beneficially 164,175 shares of Common Stock, constituting approximately 0.93% of the shares outstanding, (iv) JHR & Co. owns beneficially 56,325 shares of Common Stock, constituting approximately 0.32% of the shares outstanding, such shares being held by it in a discretionary account (the "Managed Account") managed by JHR & Co, (v) each of Joseph H. Reich, Peter K. Seldin and Tracy S. Nagler own beneficially 1,357,600 shares of Common Stock, representing the shares held by each of the entities named in (i) through (iv) above, (vi) and G. Bryan Dutt owns beneficially 1,301,275 shares of Common Stock, representing the shares held by the entity named in
(i) through (iii) above. In the aggregate, the Reporting Persons beneficially own a total of 1,357,600 shares of Common Stock, constituting approximately 7.73% of the shares outstanding. The percentages used herein are based upon the 17,565,496 shares of Common Stock stated by the Company to be outstanding as of April 30, 1997 in the Company's Form 10-Q filed with the SEC for the quarter ended March 31, 1997.
         (b) The Partnerships have the power to vote and to dispose of the shares of Common Stock owned by it, which power may be exercised by the general partners of the Partnerships. JHR & Co. has the power to dispose of the shares of Common Stock held by it in the Managed Account, which power may be exercised by the executive officers of JHR & Co. Pursuant to an investment management agreement, the Managed Account client retains the right to vote the shares of Common Stock held in the Managed Account.
         (c) All open market transactions in the Common Stock effected during the past 60 days by the Reporting Persons are set forth in Schedule A hereto. No other transactions in the Common Stock were effected by any of the Reporting Persons during the sixty day period ending on the date hereof.
         (d) No person other than each respective record owner referred to herein of the Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of the Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The Reporting Persons in the aggregate have sold publicly-traded call options which are exerciseable to purchase an aggregate of 270,000 shares of Common Stock at $15 per share. The calls expire on January 17, 1998. In addition, the Reporting Persons in the aggregate have purchased publicly-traded call options which are exerciseable to purchase an aggregate of 130,000 shares of Common Stock at $10 per share. The calls expire on July 19, 1997. The call option transactions effected during the past 60 days by the Reporting Persons are set forth in Schedule B hereto.
     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7.  Material to be Filed as Exhibits.
              There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as requested by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURES
         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  July 3, 1997
                        CENTENNIAL ENERGY PARTNERS, L.P.

                        By: /s/Peter K. Seldin
                            Peter K. Seldin
                            General Partner

                        TERCENTENNIAL ENERGY PARTNERS, L.P.

                        By: /s/Peter K. Seldin
                             Peter K. Seldin
                             General Partner

                        QUADRENNIAL PARTNERS, L.P.


                        By: /s/Peter K. Seldin
                             Peter K. Seldin
                             General Partner

                        JOSEPH H. REICH & CO., INC.


                        By: /s/Peter K. Seldin
                            Peter K. Seldin
                            Vice President


                            /s/Joseph H. Reich
                            Joseph H. Reich


                            /s/Peter K. Seldin
                            Peter K. Seldin


                            /s/Tracy S. Nagler
                            Tracy S. Nagler


                            /s/G. Bryan Dutt
                            G. Bryan Dutt

                                       Schedule A

                 OPEN MARKET TRANSACTIONS


  Date of               No. of Shares
Transaction             Purchased\(Sold)      Price Per Share


               Centennial Energy Partners, L.P.

May 20, 1997              5,000                      11.3750
June 23, 1997                39,375                       12.1070
June 23, 1997               216,900                       12.1312
June 23, 1997                45,000                       11.8750
June 25, 1997                20,000                       13.0000
June 26, 1997                33,500                       13.0000
June 26, 1997                16,600                       12.9375

               Tercentennial Energy Partners, L.P.

May 20, 1997              5,000                 11.3750
June 23, 1997                30,625                       12.1070
June 23, 1997               168,700                       12.1312
June 23, 1997                35,000                       11.8750
June 26, 1997                16,500                       13.0000
June 26, 1997                 8,400                       12.9375



             Quadrennial Partners, L.P.


June 23, 1997                13,125                       12.1070
June 23, 1997                72,300                       12.1312
June 23, 1997                15,000                       11.8750



           Joseph H. Reich & Co., Inc.

June 23, 1997                 4,375                       12.1070
June 23, 1997                24,100                       12.1312
June 23, 1997                 5,000                       11.8750

                                       Schedule B

                 CALL OPTION TRANSACTIONS


  Date of          No. of Calls            Strike Expiration     Price
Transaction        Purchased\(Sold)          Price          Date      Per Call
                                                       (excluding
                                                       commission)

               Centennial Energy Partners, L.P.

June 24, 1997       (450)               $15       1/17/98       .6313
June 25, 1997             (90)           $15      1/17/98         .5000
June 27, 1997          (1,500)           $15      1/17/98         .5333
July 2, 1997            1,000           $10         7/19/97        3.3663
July 3, 1997              300           $10         7/19/97        3.5000

               Tercentennial Energy Partners, L.P.

June 24, 1997       (350)               $15       1/17/98       .6313
June 25, 1997            (70)            $15      1/17/98         .5000


             Quadrennial Partners, L.P.


June 24, 1997        (150)           $15          1/17/98       .6313
June 25, 1997             (30)             $15    1/17/98         .5000


           Joseph H. Reich & Co., Inc.

June 24, 1997          (50)         $15      1/17/98       .6313
June 25, 1997              (10)          $15      1/17/98         .5000

                                                 EXHIBIT 1

               JOINT ACQUISITION STATEMENT
                PURSUANT TO RULE 13d - 1(f)(1)


         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him/her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he/she or it knows or has reason to believe that such information is inaccurate.

Dated:   July 3, 1997
                               /s/Peter K. Seldin
                                       Peter K. Seldin, General
                                       Partner of Centennial
                                Energy Partners, L.P.
                                Tercentennial Energy
                                Partners, L.P. and
                                Quadrennial Partners, L.P.
                                and as Vice President of
                                Joseph H.Reich & Co., Inc.


                                       /s/Joseph H. Reich
                                       Joseph H. Reich


                                       /s/Peter K. Seldin
                                       Peter K. Seldin




                                       /s/Tracy S. Nagler
                                       Tracy S. Nagler


                                       /s/G. Bryan Dutt
                                       G. Bryan Dutt